                                                                       EXHIBIT 1

                                                              [TRANSCANADA LOGO]

TRANSCANADA PIPELINES LIMITED

FIRST QUARTER 2004

QUARTERLY REPORT
----------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis dated April 23, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) for the three months ended March 31, 2004 and the notes thereto.

CONSOLIDATED RESULTS-AT-A-GLANCE
Three months ended March 31 (unaudited)

(millions of dollars)                                       2004         2003
--------------------------------------------------------    -----        -----
NET INCOME APPLICABLE TO COMMON SHARES                        214          208
                                                            -----        -----
                                                            -----        -----


RESULTS OF OPERATIONS

CONSOLIDATED

TCPL's net income applicable to common shares (net earnings) for first quarter 2004 was $214 million compared to $208 million for first quarter 2003. The increase of $6 million was primarily due to lower net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business. The decrease in net expenses of $13 million in the Corporate segment relates primarily to income tax refunds received in first quarter 2004. The lower net earnings of $9 million in the Gas Transmission business for first quarter 2004 compared to the same period in the prior year were primarily due to lower earnings from the Canadian Mainline and Alberta System. Net earnings from the Power business for first quarter 2004 were $2 million higher than in the same quarter of 2003.


SEGMENT RESULTS-AT-A-GLANCE
Three months ended March 31 (unaudited)

(millions of dollars)                                        2004         2003
--------------------------------------------------------    -----        -----
Gas Transmission                                              149          158
Power                                                          65           63
Corporate                                                       -          (13)
                                                            -----        -----
NET INCOME APPLICABLE TO COMMON SHARES                        214          208
                                                            -----        -----
                                                            -----        -----

Funds generated from operations of $423 million for first quarter 2004 decreased $34 million compared to first quarter 2003.

FIRST QUARTER REPORT 2004
TCPL [2


GAS TRANSMISSION

The Gas Transmission business generated net earnings of $149 million for the quarter ended March 31, 2004, compared to $158 million for the same period in 2003.

GAS TRANSMISSION RESULTS-AT-A-GLANCE
Three months ended March 31 (unaudited)

(millions of dollars)                                      2004          2003
------------------------------------------------------     ----          ----
WHOLLY-OWNED PIPELINES
Alberta System                                               40            42
Canadian Mainline                                            64            71
Foothills*                                                    6             4
BC System                                                     2             2
                                                           ----          ----
                                                            112           119
                                                           ----          ----
OTHER GAS TRANSMISSION
Great Lakes                                                  17            17
Iroquois                                                      8             7
TC PipeLines, LP                                              4             3
Portland**                                                    6             7
Ventures LP                                                   3             2
Trans Quebec & Maritimes                                      2             2
CrossAlta                                                     1             3
TransGas de Occidente                                         3             4
Northern Development                                         (1)           (1)
General, administrative, support and other                   (6)           (5)
                                                           ----          ----
                                                             37            39
                                                           ----          ----
Net earnings                                                149           158
                                                           ----          ----
                                                           ----          ----

* The remaining ownership interests in Foothills, previously not held by TCPL, were acquired on August 15, 2003.

** TCPL increased its ownership interest in Portland to 43.4 per cent from
33.3 per cent on September 29, 2003 and to 61.7 per cent from 43.4 per cent on December 3, 2003.


WHOLLY-OWNED PIPELINES

Alberta System's net earnings of $40 million in first quarter 2004 decreased $2 million compared to $42 million in the same quarter of 2003, primarily due to a lower average investment base. Earnings in first quarter 2004 reflect the implicit return in the 2004 interim tolls approved by the Alberta Energy and Utilities Board (EUB). The 2004 interim tolls were based on the 2003 negotiated fixed revenue requirement of $1.277 billion plus certain adjustments. The 2003 negotiated settlement did not include an explicit rate of return on equity or capital structure; as such, the first quarter 2004 earnings approximate a return equivalent to a 10.9 per cent rate of return on 32 per cent deemed common equity or alternatively an 8.7 per cent rate of return on 40 per cent deemed common equity. The 32 per cent deemed common equity is the last approved by the EUB in the 1995 General Rate Application (GRA) and the 40 per cent deemed common equity is the requested amount in the current Generic Cost of Capital (GCOC) Proceeding.

FIRST QUARTER REPORT 2004
TCPL [3


Canadian Mainline's first quarter 2004 net earnings of $64 million are $7 million lower than net earnings for the same quarter in 2003. This decrease is primarily due to a lower rate of return on common equity of 9.56 per cent in 2004 compared to 9.79 per cent in 2003, as well as a lower average investment base. The common equity return of 9.56 per cent is implicit in the interim tolls for 2004 which were approved by the National Energy Board (NEB) in December 2003. Also included in first quarter 2004 are negative earnings adjustments of $2 million after tax related to the estimate of incentive program earnings in 2003.

Foothills' net earnings of $6 million in first quarter 2004 are $2 million higher than the same quarter in 2003. The remaining ownership interests in Foothills, previously not held by TCPL, were acquired in August 2003, and resulted in higher net earnings in first quarter 2004.

OPERATING STATISTICS

Three months ended March 31                    Alberta         Canadian
(unaudited)                                    System*         Mainline**     Foothills***      BC System
-----------------------------------------   -------------    -------------    -------------    ------------
                                             2004    2003    2004     2003    2004     2003    2004    2003
                                            ------- -----    -----   -----    ----     ----    ----    ----
Average investment base ($ millions)        4,762   4,966    8,314   8,692     722      748     231     238
Delivery volumes (Bcf)
  Total                                     1,013   1,062      723     805     281      259      87      61
  Average per day                            11.1    11.8      7.9     8.9     3.1      2.9     1.0     0.7
----------------------------------------------------------------------------------------------------------

* Field receipt volumes for the Alberta System for the three months ended March 31, 2004 were 950 Bcf (2003 - 956 Bcf); average per day was 10.4 Bcf (2003 - 10.6 Bcf).

** Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the three months ended March 31, 2004 were 510 Bcf (2003 - 592
Bcf); average per day was 5.6 Bcf (2003 - 6.6 Bcf).

*** The remaining interests in Foothills were acquired in August 2003. The delivery volumes in the table represent 100 per cent of Foothills.


OTHER GAS TRANSMISSION

TCPL's proportionate share of net earnings from Other Gas Transmission was $37 million for the three months ended March 31, 2004 compared to $39 million for the same period in 2003. The $2 million decrease was primarily due to lower earnings from CrossAlta as a result of lower storage margins from unfavourable market conditions. Higher U.S. dollar net earnings of U.S. pipelines in first quarter 2004 compared to first quarter 2003 were offset by the unfavourable impact of a weaker U.S. dollar.

FIRST QUARTER REPORT 2004
TCPL [4


POWER

POWER RESULTS-AT-A-GLANCE
Three months ended March 31 (unaudited)

(millions of dollars)                                       2004        2003
------------------------------------------------------      ----        ----
Western operations                                            35          43
Eastern operations                                            34          25
Bruce Power investment                                        48          38
Power LP investment                                           10          11
General, administrative and support costs                    (25)        (21)
                                                            ----        ----
Operating and other income                                   102          96
Financial charges                                             (2)         (2)
Income taxes                                                 (35)        (31)
                                                            ----        ----
Net earnings                                                  65          63
                                                            ----        ----
                                                            ----        ----


Power's net earnings in first quarter 2004 of $65 million increased $2 million compared to $63 million in first quarter 2003. Higher earnings from Bruce Power L.P. (Bruce Power) and Eastern Operations were the primary reason for the increase. Partially offsetting the increase were lower earnings from Western Operations and higher general, administrative and support costs.

WESTERN OPERATIONS

Operating and other income for first quarter 2004 in Western Operations of $35 million was $8 million lower than first quarter 2003, mainly due to lower prices achieved on the overall sale of power in first quarter 2004, lower ManChief income in first quarter 2004 as a result of reduced dispatch levels and higher depreciation expense and lower electricity transmission tariffs in first quarter 2003.

EASTERN OPERATIONS

Operating and other income for first quarter 2004 in Eastern Operations of $34 million was $9 million higher compared to first quarter 2003. The increase was mainly due to increased water flows through the Curtis Palmer hydroelectric facilities, higher net margins on power sales reflecting the growth in the northeastern U.S. retail business with large commercial and industrial customers, and fees earned on the demobilization of the Cobourg temporary generation facility in Ontario. Partially offsetting these increases was the unfavourable impact of a weaker U.S. dollar in first quarter 2004.

FIRST QUARTER REPORT 2004
TCPL [5


BRUCE POWER INVESTMENT

BRUCE POWER RESULTS-AT-A-GLANCE
Three months ended March 31 (unaudited)

(millions of dollars)                                       2004        2003
------------------------------------------------------      ----        ----
BRUCE POWER (100 per cent basis)
   Revenues                                                  399         398
   Operating expenses                                       (250)       (194)
                                                            ----        ----
   Operating income                                          149         204
   Financial charges                                         (18)        (16)
                                                            ----        ----
   Income before income taxes                                131         188
                                                            ----        ----
                                                            ----        ----
TCPL's interest in Bruce Power income
   before income taxes*                                       41          34
Adjustments                                                    7           4
                                                            ----        ----
TCPL's income from Bruce Power before
   income taxes                                               48          38
                                                            ----        ----
                                                            ----        ----

* TCPL acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14, 2003 to March 31, 2003 was $107 million.


Bruce Power contributed $48 million of pre-tax equity income in first quarter 2004 compared to $38 million in first quarter 2003. The increase primarily reflects TCPL's ownership for the entire first quarter 2004 compared to approximately six weeks of ownership in first quarter 2003. In addition, output was higher in first quarter 2004 as a result of the return to service of Units 3 and 4 which have increased Bruce Power's operating expenses and expanded capacity by approximately 1,500 megawatts (MW) from first quarter 2003. TCPL's share of power output for first quarter 2004 was approximately 2,530 gigawatt hours (GWh) compared to 1,087 GWh in first quarter 2003. Overall prices achieved during first quarter 2004 were approximately $49 per megawatt hour (MWh) compared to an average realized price of $57 per MWh in first quarter 2003. Approximately 50 per cent of the output was sold into Ontario's wholesale spot market in first quarter 2004 with the remainder being sold under longer term contracts. This represents an increase from 45 per cent sold into the spot market in first quarter 2003. On a per unit basis, the Bruce operating cost increased to $31 per MWh in first quarter 2004 from $28 per MWh in first quarter 2003.

FIRST QUARTER REPORT 2004
TCPL [6


Unit 3 began producing electricity to the Ontario electricity grid on January 8, 2004 and was considered commercially in-service March 1, 2004. The return to service of Unit 3 brings Bruce Power's capacity to 4,660 MW. The Bruce units ran at an average availability of 80 per cent in first quarter 2004, whereas average availability during TCPL's period of ownership ending March 31, 2003 was 100 per cent. A series of unplanned maintenance outages limited overall output in first quarter 2004. Unit 3 was offline for more than 50 per cent of the first two months of 2004 to perform maintenance on its heat transport system and repair a turbine bearing. While Unit 3 was down, Bruce Power completed additional work that had been planned for an outage later in the year. As a result, the planned outage for Unit 3 in second quarter 2004 has been cancelled. The maintenance outage on Unit 8, which began in third quarter 2003, was extended until January 28, 2004 to repair support plates in three of the unit's eight steam generators.

Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 45 per cent of planned output for the remainder of 2004. There is a planned maintenance outage at one of the Bruce A units for approximately five weeks of second quarter 2004.

On March 12, 2004, Bruce Power was granted a five year operational license from the Canadian Nuclear Safety Commission for its Bruce A and B generating stations.

POWER LP INVESTMENT

Operating and other income of $10 million in first quarter 2004 from Power's
35.6 per cent investment in TransCanada Power, L.P. (Power LP) was consistent with first quarter 2003.

GENERAL, ADMINISTRATIVE AND SUPPORT COSTS

General, administrative and support costs increased $4 million compared to first quarter 2003, mainly reflecting higher support costs as part of the company's increased investment in Power.

FIRST QUARTER REPORT 2004
TCPL [7


POWER SALES VOLUMES

Three months ended March 31 (unaudited)

(GWh)                                                       2004       2003
-------------------------------------------------------    -----      -----
Western operations*                                        2,876      3,091
Eastern operations                                         1,611      1,685
Bruce Power investment**                                   2,530      1,087
Power LP investment                                          572        563
                                                           -----      -----
Total                                                      7,589      6,426
                                                           -----      -----
                                                           -----      -----

* Sales volumes include TCPL's share of the Sundance B power purchase arrangement (50 per cent).

** Acquired on February 14, 2003. Sales volumes reflect TCPL's 31.6 per cent share of Bruce Power output.

WEIGHTED AVERAGE PLANT AVAILABILITY*

Three months ended March 31 (unaudited)                     2004       2003
-------------------------------------------------------    -----      -----
Western operations                                           99%        98%
Eastern operations                                           98%        84%
Bruce Power investment**                                     80%       100%
Power LP investment                                          99%        98%
All plants                                                   90%        96%
                                                             ---       ----
                                                             ---       ----

* Plant availability represents the percentage of time in the year that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.

** Acquired February 14, 2003. Bruce A Unit 3 is included effective March 1,
2004.


CORPORATE

Net expenses were nil and $13 million for the three months ended March 31, 2004 and 2003, respectively. The $13 million decrease in net expenses is almost entirely due to income tax refunds and refund interest received in first quarter 2004 relating to prior years.


LIQUIDITY AND CAPITAL RESOURCES

FUNDS GENERATED FROM OPERATIONS

Funds generated from continuing operations were $423 million for the three months ended March 31, 2004 compared with $457 million for the same period in 2003.

TCPL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2003.

FIRST QUARTER REPORT 2004
TCPL [8


INVESTING ACTIVITIES

In the three months ended March 31, 2004, capital expenditures, excluding acquisitions, totalled $101 million (2003 - $76 million) and related primarily to construction of new power plants and maintenance and capacity capital in the Gas Transmission business. Acquisitions for the three months ended March 31, 2004 were nil (2003 - $409 million).

FINANCING ACTIVITIES

TCPL retired long-term debt of $476 million in the quarter ended March 31, 2004. In February 2004, the company issued $200 million of five year notes bearing interest at 4.1 per cent. In March 2004, the company issued US$350 million of 30 year senior unsecured notes bearing interest at 5.6 per cent. For the quarter ended March 31, 2004, outstanding notes payable decreased by $229 million, while cash and short-term investments increased by $42 million.

DIVIDENDS

On April 23, 2004, TCPL's Board of Directors declared a dividend for the quarter ending June 30, 2004 in an aggregate amount equal to the aggregate quarterly dividend to be paid on July 30, 2004 by TransCanada Corporation on the issued and outstanding common shares as at the close of business on June 30, 2004. The Board also declared regular dividends on TCPL's preferred shares.

CONTRACTUAL OBLIGATIONS

There have been no material changes to TCPL's contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to Management's Discussion and Analysis in TCPL's 2003 Annual Report.

FINANCIAL AND OTHER INSTRUMENTS

The following represents the material changes to the company's risk management and financial instruments since December 31, 2003. The tables reflect the impact of hedge accounting changes adopted prospectively, effective January 1, 2004, as further discussed under Accounting Changes - Hedging Relationships.

FIRST QUARTER REPORT 2004
TCPL [9


FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to eight years. Certain of the realized gains and losses on interest rate derivatives are shared with shippers on predetermined terms.

Asset/(Liability)                           March 31, 2004
(millions of dollars)                         (unaudited)                     December 31, 2003
-------------------------------------   ------------------------           ------------------------
                                        Carrying            Fair           Carrying            Fair
                                         Amount            Value            Amount            Value
                                        --------           -----           --------           -----
FOREIGN EXCHANGE
Cross-currency swaps                        (21)             (21)               (26)            (26)

INTEREST RATE
Interest rate swaps
   Canadian dollars                          23               23                  2              15
   U.S. dollars                               9                9                  -               8
---------------------------------------------------------------------------------------------------


At March 31, 2004, the principal amount of cross-currency swaps was US$282 million (December 31, 2003 - US$282 million). Notional principal amounts for interest rate swaps were $769 million (December 31, 2003 - $964 million) and US$100 million (December 31, 2003 - US$100 million).

The company manages the foreign exchange risk and interest rate exposures of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. The fair values of the interest rate derivatives are shown in the table below.

Asset/(Liability)                           March 31, 2004
(millions of dollars)                         (unaudited)                     December 31, 2003
-------------------------------------   ------------------------           ------------------------
                                        Carrying            Fair           Carrying            Fair
                                         Amount            Value            Amount            Value
                                        --------           -----           --------           -----
INTEREST RATE
Interest rate swaps
  U.S. dollars                                44              44                  2              37

FORWARD FOREIGN EXCHANGE CONTRACTS
  U.S. dollars                                (4)             (4)                 -               -
---------------------------------------------------------------------------------------------------


At March 31, 2004, the notional principal amount for interest rate swaps was US$550 million (December 31, 2003 - US$500 million) and the principal amount of forward foreign exchange contracts was US$200 million (December 31, 2003 - nil).

FIRST QUARTER REPORT 2004
TCPL [10


RISK MANAGEMENT

With respect to continuing operations, TCPL's market, financial and counterparty risks remain substantially unchanged since December 31, 2003. For further information on risks, refer to Management's Discussion and Analysis in TCPL's 2003 Annual Report.

CONTROLS AND PROCEDURES

As of the end of the period covered by this quarterly report, TCPL's management, together with TCPL's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer of TCPL have concluded that the disclosure controls and procedures are effective.

There were no changes in TCPL's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect TCPL's internal control over financial reporting.

CRITICAL ACCOUNTING POLICY

TCPL's critical accounting policy, which remains unchanged since December 31, 2003, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TCPL's 2003 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TCPL's critical accounting estimates from December 31, 2003 continue to be depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in TCPL's 2003 Annual Report.

FIRST QUARTER REPORT 2004
TCPL [11


ACCOUNTING CHANGES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes that it is reasonable to assume all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

The plant, property and equipment in the power business consists primarily of power plants in Canada and the United States. The impact of this accounting change resulted in an increase of $6 million and $7 million in the estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at March 31, 2004 was $9 million. The company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

The impact of this accounting change resulted in an increase of $2 million in the estimated fair value of the liability for TCPL's Other Gas Transmission assets as at January 1, 2003 and December 31, 2003. The estimated fair value of this liability as at March 31, 2004 was $2 million.

The impact of this change on TCPL's net income in first quarter 2004 and prior periods was nil.

FIRST QUARTER REPORT 2004
TCPL [12


HEDGING RELATIONSHIPS

Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, TCPL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

This new guideline was applied prospectively and resulted in a decrease to first quarter 2004 net income of $2 million. The significant impact of the accounting change on the Consolidated Balance Sheet as at January 1, 2004 is as follows.

(unaudited - millions of dollars)                      Increase/(Decrease)
-------------------------------------------------      -------------------
Current Assets
   Other                                                                 8
Other Assets                                                           123
                                                       -------------------
Total Assets                                                           131
                                                       -------------------
Current Liabilities
   Accounts Payable                                                      8
Deferred Amounts                                                       132
Long-Term Debt                                                          (7)
Future Income Taxes                                                     (1)
                                                       -------------------
Total Liabilities                                                      132
                                                       -------------------


GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

This accounting change was applied prospectively and there was no impact on net income in first quarter 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

(unaudited - millions of dollars)                      Increase/(Decrease)
-------------------------------------------------      -------------------
Other Assets                                                           153
                                                       -------------------
Deferred Amounts                                                        80
Long-Term Debt                                                          76
Preferred Securities                                                    (3)
                                                       -------------------
Total Liabilities                                                      153
                                                       -------------------

FIRST QUARTER REPORT 2004
TCPL [13


OUTLOOK

In 2004, the outcome of the proposed acquisition of Gas Transmission Northwest Corporation (GTN) could have a positive impact on the expected results of the Gas Transmission segment. In addition, the sale of the ManChief and Curtis Palmer power facilities to Power LP could have a significant positive impact on Power's 2004 expected results. For further information on the acquisition and sale, please refer to Other Recent Developments. Excluding these impacts and the receipts of income tax refunds and refund interest in first quarter 2004, the company's outlook is relatively unchanged since December 31, 2003. For further information on outlook, refer to Management's Discussion and Analysis in TCPL's 2003 Annual Report.

The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TCPL to make disciplined investments in its core businesses of Gas Transmission and Power. Credit ratings on TCPL's senior unsecured debt assigned by Dominion Bond Rating Service Limited
(DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a `stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.


OTHER RECENT DEVELOPMENTS

GAS TRANSMISSION

WHOLLY-OWNED PIPELINES

ALBERTA SYSTEM

In July 2003, TCPL, along with other utilities, filed evidence in the GCOC Proceeding with the EUB. TCPL has requested a return on equity of 11 per cent based on a deemed common equity of 40 per cent in its GCOC application. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. The oral portion of the hearing was completed on January 16, 2004 with written argument and reply argument filed on February 23, 2004 and April 5, 2004, respectively. An EUB decision is expected in third quarter 2004.

In September 2003, TCPL filed Phase I of the 2004 GRA with the EUB, consisting of evidence in support of the applied for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. Phase II of the application, dealing primarily with rate design and services, was filed in December 2003. The EUB hearing to consider the GRA Phase I

FIRST QUARTER REPORT 2004
TCPL [14

application began, in Calgary, on April 5, 2004, with the evidentiary portion concluding on April 14, 2004. Final argument and reply are due May 5, 2004 and May 26, 2004 respectively. A decision is expected in third quarter 2004. The Phase II hearing is scheduled to commence on June 8, 2004.

In December 2003, the EUB approved TCPL's application to charge interim tolls for transportation service, effective January 1, 2004. Final tolls for 2004 will be determined based on the EUB decisions in the GCOC proceeding and in both phases of the proceeding regarding the GRA.

CANADIAN MAINLINE

In April 2004, the Federal Court of Appeal dismissed TCPL's appeal of the NEB's decision to deny TCPL's Fair Return Review and Variance Application, while endorsing TCPL's view of the law relating to the determination of a fair return by the NEB. The judgment has no impact on reported earnings for 2001, 2002 and 2003.

In December 2003, the NEB approved interim tolls effective January 1, 2004 for the Canadian Mainline. The 2004 Tolls and Tariff Application for the Canadian Mainline was filed on January 26, 2004 and includes a request for an 11 per cent return on a 40 per cent deemed common equity component. Phase I of the hearing will consider all issues raised by the application, with the exception of cost of capital, and is expected to commence June 14, 2004 in Ottawa. The procedures for Phase II of the hearing, which will address cost of capital, have not yet been announced.

OTHER GAS TRANSMISSION

IROQUOIS

In February 2004, the Iroquois pipeline began commercial operation of its Eastchester expansion. Iroquois' Eastchester expansion is the first major natural gas transmission pipeline to be built into New York City in approximately 40 years.

NORTHERN DEVELOPMENT

TCPL has been engaged in renewed discussions with the State of Alaska (the State) relating to the Alaskan portion of the Alaska Highway Pipeline Project. Further to these discussions, TCPL is prepared to assume a leadership position with respect to the development of an independently-owned pipeline project in Alaska, in addition to the company's long-standing leadership of the Canadian portion of the project. TCPL is open to the potential participation of Alaska Native corporations and other Alaskan entities.
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TCPL [15

In April 2004, TCPL announced that it had signed a memorandum of understanding
(MOU) with the State. In the MOU, TCPL has committed to file an application under the State's Stranded Gas Development Act, and the State will resume processing of TCPL's long-pending application for a right-of-way lease on State lands. TCPL holds the complementary rights-of-way on federal lands in the State. In the MOU, the State and TCPL recognize the critical importance of upstream fiscal negotiations between the State and the North Slope producers.

Once a right-of-way lease has been issued by the State and commercial arrangements adequate to support financing are in place, TCPL would be prepared to convey the Alaska right-of-way lease to the corporation or partnership that would undertake construction of the project within Alaska. Such corporation or partnership could be owned in part by TCPL. A conveyance would be subject to an exclusive interconnection agreement with TCPL at the Alaska/Yukon border.

LIQUEFIED NATURAL GAS

In a referendum held on March 9, 2004, the residents of Harpswell, Maine voted against leasing a town-owned site to build the Fairwinds liquefied natural gas
(LNG) regasification facility. As a result, TCPL and its partner ConocoPhillips Company suspended further work on this LNG project.

GAS TRANSMISSION NORTHWEST CORPORATION

As described in Management's Discussion and Analysis in TCPL's 2003 Annual Report, TCPL executed a Stock Purchase Agreement with National Energy & Gas Transmission, Inc., and certain of its subsidiaries (collectively, NEGT) to acquire GTN for US$1.7 billion, including US$0.5 billion of assumed debt, subject to closing adjustments. GTN owns and operates two pipeline systems - the Gas Transmission Northwest Pipeline System and the North Baja Pipeline System.

On March 25, 2004, the bankruptcy court issued an order approving certain bidding procedures in connection with this sale. If, after the auction process contemplated by the Stock Purchase Agreement and the bidding procedures order, it is determined that TCPL's bid for GTN is the highest and otherwise best bid, the bankruptcy court shall hold a hearing, currently scheduled for May 12, 2004, to consider approval of the Stock Purchase Agreement.

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FIRST QUARTER REPORT 2004
TCPL [16


POWER

SALE OF POWER FACILITIES TO TRANSCANADA POWER, L.P.

On March 29, 2004, TCPL entered into an agreement to sell the ManChief and Curtis Palmer power facilities for US$402.6 million to Power LP. TCPL expects to recognize a gain of approximately $10 million after tax on the sale of these assets. The sale is subject to certain post closing adjustments, approval by Power LP's unitholders on April 29, 2004 and applicable regulatory approvals. TCPL expects to complete the sale of these assets on or about May 5, 2004. A wholly owned subsidiary of TCPL manages Power LP and the operation of the assets owned by Power LP, and currently owns 35.6 per cent of Power LP.

Power LP expects to fund the transaction through an offering of 8.11 million subscription receipts which closed April 15, 2004 and a bridge loan facility from a Canadian chartered bank. As part of the subscription receipts offering, TCPL purchased 540,000 subscription receipts for an aggregate purchase price of approximately $20 million. Subsequent to the transaction being completed, TCPL's ownership interest in Power LP will be reduced to approximately 30.6 per cent.

Power LP's unitholders will be asked at a special meeting to be held on April 29, 2004 to approve the acquisition and remove Power LP's obligation to redeem all units not owned by TCPL in 2017. As a result of the removal of the redemption obligation and the reduction in ownership interest, upon closing, TCPL expects to recognize a gain of approximately $165 million after tax. This amount primarily reflects the recognition of unamortized gains on previous Power LP transactions.

MACKAY RIVER

The MacKay River cogeneration plant, situated at Petro-Canada's MacKay River oilsands development, was declared contractually commercially in-service on February 1, 2004. However, normal commercial operations have not occurred on a sustained basis due to unresolved integration issues with the host site. The issues preventing normal commercial operations are expected to be resolved in second quarter 2004.

SHARE INFORMATION

As at March 31, 2004, TCPL had 480,668,109 issued and outstanding common shares. In addition, there were 4,000,000 Series U and 4,000,000 Series Y Cumulative First Preferred Shares issued and outstanding as at March 31, 2004.

                           FORWARD-LOOKING INFORMATION

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the United States Securities and Exchange Commission. TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.